UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

Pernod Ricard S.A.
(Name of Issuer) Ordinary Shares
(Title of Class of Securities) F72027109
(CUSIP Number) Year ended December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

SCHEDULE 13G

CUSIP No.		F72027109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Société Paul Ricard
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization			France

Number of Shares Beneficially Owned by Each Person with:		5.	Sole Voting Power	0

		6.	Shared Voting Power	8,787,907*

		7.	Sole Dispositive Power	8,787,907*

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			8,787,907*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares			[ ]

11.	Percent of Class Represented by Amount in Row (9)			9.36%**

12.	Type of Reporting Person (See Instructions)		OO

* This amount includes 291,000 ordinary shares of the Issuer owned by SNC Garlaban, a wholly-owned subsidiary of Société Paul Ricard.

**The percent of class is calculated on the basis of 93,844,258 ordinary shares outstanding on January 19, 2006, as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

Page 2 of 11 pages

SCHEDULE 13G

CUSIP No.		F72027109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mrs. Danièle Ricard
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization			France

Number of Shares Beneficially Owned by Each Person with:		5.	Sole Voting Power	75,205

		6.	Shared Voting Power	8,787,907*

		7.	Sole Dispositive Power	75,205

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			8,863,112*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares			[ ]

11.	Percent of Class Represented by Amount in Row (9)			9.44%**

12.	Type of Reporting Person (See Instructions)		IN

* This amount includes 291,000 ordinary shares of the Issuer owned by SNC Garlaban, a wholly-owned subsidiary of Société Paul Ricard.

**The percent of class is calculated on the basis of 93,844,258 ordinary shares outstanding on January 19, 2006, as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

Page 3 of 11 pages

CUSIP No.	F72027109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mr. François-Xavier Diaz
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only

4.	Citizenship or Place of Organization			France

Number of Shares Beneficially Owned by Each Person with:		5.	Sole Voting Power	360

		6.	Shared Voting Power	8,787,907*

		7.	Sole Dispositive Power	360

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			8,788,267*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares			[ ]

11.	Percent of Class Represented by Amount in Row (9)			9.36%**

12.	Type of Reporting Person (See Instructions)		IN

* This amount includes 291,000 ordinary shares of the Issuer owned by SNC Garlaban, a wholly-owned subsidiary of Société Paul Ricard.

**The percent of class is calculated on the basis of 93,844,258 ordinary shares outstanding on January 19, 2006, as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

Page 4 of 11 pages

SCHEDULE 13G

Item 1.

(a)

Name of Issuer

Pernod Ricard S.A.

(b)

Address of Issuer’s Principal Executive Offices

12, place des Etats-Unis
75783 Paris Cedex 16
France

Item 2.

(a)

Name of Persons Filing

Société Paul Ricard
Mrs. Danièle Ricard
Mr. François-Xavier Diaz

The Reporting Persons named in this Item 2(a) have entered into a Joint Filing Agreement, dated February 13, 2006, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)

Address of Principal Business Office or, if none, Residence

The address of the principal office of each of the Reporting Persons is:

Ile des Embiez
83140 Six Fours les Plages
France

(c)

Citizenship

Société Paul Ricard is a French company (société anonyme à directoire et conseil de surveillance) organized under the laws of France.

Each of Mrs. Danièle Ricard and Mr. François-Xavier Diaz are citizens of France.

(d)

Title of Class of Securities

Ordinary Shares.

(e)

CUSIP Number

F72027109.

Page 5 of 11 pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is the following:

(a) [  ]

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) [  ]

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) [  ]

Insurance Company as defined in section 3(a)(9) of the Act (15 U.S.C. 78c)

(d) [  ]

Investment Company as defined in section 8 of the Investment Act 1940 (15 U.S.C. 80a8)

(e) [  ]

An investment adviser in accordance with §240.13.d-1(b)(1)(ii)(E).

(f) [  ]

An employee benefit plan or endowment fund in accordance with §240.13.d-1(b)(1)(ii)(F);

(g) [  ]

A parent holding company or control person in accordance with §240.13.d-1(b)(1)(ii)(G);

(h) [  ]

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ]

Group, in accordance with §240.13.d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership

Société Paul Ricard

(a) Amount beneficially owned: 8,787,907

(b) Percent of class: 9.36%

(c) Number of shares as to which the person has:

(i)

Sole power to vote or direct the vote: 0

(ii)

Shared power to vote or to direct the vote: 8,787,907

(iii)

Sole power to dispose or to direct the disposition of: 8,787,907

(iv)

Shared power to dispose or direct the disposition of: 0

Page 6 of 11 pages

Société Paul Ricard disclaims beneficial ownership of the Ordinary Shares of the Issuer owned by Mrs. Danièle Ricard and Mr. François-Xavier Diaz, and this Schedule 13G shall not be deemed to be an admission that it is the beneficial owner of such securities.

Mrs. Danièle Ricard

(a) Amount beneficially owned: 8,863,112

(b) Percent of class: 9.44%

(c) Number of shares as to which the person has:

(i)

Sole power to vote or direct the vote: 75,205

(ii)

Shared power to vote or to direct the vote: 8,787,907

(iii)

Sole power to dispose or to direct the disposition of: 75,205

(iv)

Shared power to dispose or direct the disposition of: 0

Mrs. Danièle Ricard is the Chair of the Management Board of Société Paul Ricard and may be deemed to have the power to vote or direct the vote of the Ordinary Shares of the Issuer owned by Société Paul Ricard.

Mrs. Danièle Ricard disclaims beneficial ownership of the Ordinary Shares of the Issuer owned by Société Paul Ricard and Mr. François-Xavier Diaz, and this Schedule 13G shall not be deemed to be an admission that she is the beneficial owner of such securities.

Mr. François-Xavier Diaz

(a) Amount beneficially owned: 8,788,267

(b) Percent of class: 9.36%

(c) Number of shares as to which the person has:

(i)

Sole power to vote or direct the vote: 360

(ii)

Shared power to vote or to direct the vote: 8,787,907

(iii)

Sole power to dispose or to direct the disposition of: 360

(iv)

Shared power to dispose or direct the disposition of: 0

Page 7 of 11 pages

Mr. François-Xavier Diaz is the Managing Director of Société Paul Ricard and may be deemed to have the power to vote or direct the vote of the Ordinary Shares of the Issuer owned by Société Paul Ricard.

Mr. François-Xavier Diaz disclaims beneficial ownership of the Ordinary Shares of the Issuer owned by Société Paul Ricard and Mrs. Danièle Ricard, and this Schedule 13G shall not be deemed to be an admission that he is the beneficial owner of such securities.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit B.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of the Group.

Not applicable.

Item 10. Certification.

Not applicable.

Page 8 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006

SOCIETE PAUL RICARD

Signature:	/s/ Danièle Ricard
Name:	Danièle Ricard, as Chair
of the Management Board

MRS. DANIELE RICARD

Signature:	/s/ Danièle Ricard

MR. FRANCOIS-XAVIER DIAZ

Signature:	/s/ François-Xavier Diaz

Page 9 of 11 pages

EXHIBIT A

JOINT FILING STATEMENT

The undersigned hereby agree as follows:

a.

Each of them is individually eligible to use the Schedule 13G to which this Exhibit A is attached, and such Schedule 13G is filed on behalf of each of them.

b.

Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person therein; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 13, 2006

SOCIETE PAUL RICARD

Signature:	/s/ Danièle Ricard
Name:	Danièle Ricard, as Chair
of the Management Board

MRS. DANIELE RICARD

Signature:	/s/ Danièle Ricard

MR. FRANCOIS-XAVIER DIAZ

Signature:	/s/ François-Xavier Diaz

Page 10 of 11 pages

EXHIBIT B

IDENTIFICATION OF SOCIETE PAUL RICARD SUBSIDIARY

SNC Garlaban is the wholly-owned subsidiary of Société Paul Ricard. SNC Garlaban’s registered office is located at Ile des Embiez, 83140 Six Fours les Plages, France. SNC Garlaban owns 291,000, or 0.30%, of the Ordinary Shares of the Issuer.

Page 11 of 11 pages